Filed by TCGX Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TCGX Acquisition Corp. (File No. 001-43434)

On October 19, 2026, Endpoints News published the following article regarding the proposed business combination between TriGemX Bio, Inc. (“TriGemX”) and TCGX Acquisition Corp. (“TCGX”):

TriGemX Bio is going public through SPAC to get its migraine prospect to market by Kyle LaHucik on October 19th, 2026

The stock market will soon welcome another drug developer through a backdoor route that has been fallen out of favor now that traditional IPOs are flowing.

TriGemX Bio, formerly known as Kallyope, is going public via a special purpose acquisition company, or SPAC. The transaction is being led by the biotech investment firm TCGX through its vehicle TCGX Acquisition Corp. $TCGX, the parties disclosed Monday.

The deal values the New York City-based biotech at about $600 million and will help it prepare for a potential US commercialization of a migraine drug that it licensed from Tanabe Pharma.

TriGemX’s graduation onto the public markets isn’t much of a surprise. Under its old name, it reportedly looked at an IPO in January 2024. After TriGemX rebranded earlier this month, new CEO Jeff Goater told Endpoints News that the company had “all the characteristics of what could be an exciting publicly traded company, in my opinion.”

The few dozen biotechs that have gone public this year — the most active since 2021 — have mostly done so through a traditional IPO. A few have also gone public through reverse mergers.

SPACs are publicly traded shell companies set up by investors with a pool of money and a mission to find an acquisition that they can take public, bypassing the IPO process. They’ve risen and fallen in popularity over the years.

Familiar faces

TCGX’s team was already familiar with TriGemX Bio. The biotech has long been backed by life sciences investor The Column Group (TCG). It raised more than $450 million from a large roster of investors in addition to TCG, including Bill Gates, Lux Capital and others.

TCGX was formed as an investment group in the TCG family, focused on both private and public biotechs. Today, TCGX is separate from TCG, TCGX managing partner Chen Yu recently told Endpoints.

Both TCGX and TCG invested in TriGemX Bio’s restructuring that was announced with the Oct. 1 name change. In that transaction, the biotech sold off preclinical obesity assets to Novo, raised $94 million, brought in some new executives and narrowed its focus to its migraine drug elismetrep.

“We established TCGX, motivated by the opportunity to support high-potential life sciences companies developing groundbreaking therapies, and TriGemX exemplifies that vision,” Yu, who led the SPAC, said in a press release Monday.

With the deal, TriGemX has more funding to go all in on elismetrep. It will have $246 million in cash to work with, mostly from a $160 million investment by existing backers and other healthcare investors.

The biotech just began a 1,500-person Phase 3 trial for acute migraine treatment, and the money from the SPAC should get it through the trial and a potential FDA submission. It also plans to finish a migraine prevention trial and prepare for US commercialization.

“Migraine is one of the most common neurological diseases, and a meaningful percentage of affected patients do not achieve adequate relief from existing therapies,” Goater said in a press release.

The company’s experimental medicine is a TRPM8 antagonist. It targets an ion channel protein, and by doing so is thought to help relieve pain.

TriGemX’s new name is a nod to the trigeminal ganglion, a critical group of nerves involved in migraines.

The SPAC deal is slated to close in the first quarter of 2027.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to shareholders of TCGX for their consideration. TCGX intends to file a registration statement on Form S-4 with the SEC, which will include preliminary and definitive proxy statements to be distributed to TCGX’s shareholders in connection with TCGX’s solicitation of proxies from TCGX’s shareholders with respect to the proposed business combination and other matters to be described in the registration statement, as well as the prospectus relating to the offer of the securities to be issued to the stockholders of TriGemX in connection with the completion of the proposed Business Combination. After the registration statement has been filed and declared effective, TCGX will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Business Combination and other matters to be described in the registration statement to TriGemX stockholders and TCGX shareholders as of a record date to be established for voting on the proposed Business Combination. Before making any voting or investment decision, TCGX shareholders, TriGemX stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by TCGX in connection with the proposed Business Combination and other matters to be described in the registration statement, when they become available because they will contain important information about TCGX, TriGemX and the proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by TCGX with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to TCGX Acquisition Corp., 245 Lytton Ave., Suite 350, Palo Alto, California 94301. There can be no assurance that the proposed Business Combination will be completed, or completed on the terms currently contemplated.

Forward-Looking Statements

This communication includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of TriGemX’s product candidates, including elismetrep; the size and growth potential of the markets for TriGemX’s product candidates; financing and other business milestones; potential benefits of the proposed Business Combination and other related transactions; and expectations relating to the proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of TriGemX’s and TCGX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of TriGemX and TCGX. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the Parties to successfully or timely consummate the proposed Business Combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcement actions or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the proposed Business Combination and other related transactions; the failure to obtain the approval of TCGX’s shareholders or TriGemX’s stockholders or to satisfy other conditions to closing; the ability to complete the domestication of TCGX as a Delaware corporation; the ability to meet Nasdaq listing standards in connection with or following the consummation of the proposed Business Combination; failure to realize the anticipated benefits of the proposed Business Combination and other related transactions; risks related to the approval of TriGemX’s product candidates and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products and product candidates; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against TCGX or TriGemX related to the proposed Business Combination; the effects of competition on TriGemX’s future business; the number of redemption requests made by TCGX’s public shareholders. Additional risks related to TriGemX’s business include, but are not limited to: uncertainty regarding outcomes of TriGemX’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of TriGemX’s product candidates; risks associated with TriGemX’s efforts to commercialize its product candidates; TriGemX’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on TriGemX’s business; intellectual property-related claims; TriGemX’s ability to attract and retain qualified personnel; and TriGemX’s ability to source the raw materials for its product candidates. Additional risks related to TCGX include those factors discussed in documents TCGX has filed or will file with the SEC, together with the risks described in the Investor Presentation that is included as Exhibit 99.2 to TCGX’s Current Report on Form 8-K filed with the SEC on October 19, 2026 and also set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in TCGX’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, and in those documents that TCGX has filed, or will file, with the SEC.

If any of these risks materialize or TCGX’s or TriGemX’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TCGX nor TriGemX presently knows or that TCGX and TriGemX currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TCGX’s and TriGemX’s expectations, plans, or forecasts of future events and views as of the date of this communication and are qualified in their entirety by reference to the cautionary statements herein. TCGX and TriGemX anticipate that subsequent events and developments will cause TCGX’s and TriGemX’s assessments to change. These forward-looking statements should not be relied upon as representing TCGX’s and TriGemX’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. TCGX, TriGemX and their respective affiliates do not undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

TCGX, TriGemX, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TCGX’s shareholders with respect to the proposed Business Combination and the other matters set forth in the registration statement. Information regarding TCGX’s directors and executive officers and their interests in TCGX is contained in TCGX’s final prospectus relating to its initial public offering, filed with the SEC on August 6, 2026, which is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to TCGX Acquisition Corp., 245 Lytton Ave., Suite 350, Palo Alto, California 94301. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the registration statement or for any other document that TCGX and TriGemX may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by TCGX, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.